Filed by: Impax Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Impax Laboratories, Inc.

Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation.

The following is a written communication regarding the proposed transaction distributed to Impax employees on October 17, 2017.

Amneal and Impax to Combine, Creating Diversified Pharmaceutical Company with 5th Largest U.S. Generics Business; Growing, High-Margin Specialty Division

Dear Colleagues:

Since joining Impax in March, I have spoken about change being one of the key characteristics of the most successful companies in our industry. Today, we announced an exciting new change that will accelerate our momentum and the progress we are making in evolving our business.

Amneal and Impax have entered into a definitive business combination, creating a diversified pharmaceutical company with a robust U.S. generics business - ranked as the 5th largest by sales revenue - and a growing, high-margin specialty franchise.

This combination will provide the capabilities, scale and resources that will serve as a more competitive foundation for growth and success in the changing generics market. Some of the key highlights include:

A Company Well-Positioned for Future Growth

The combined company will be well-positioned for growth and is expected to generate double-digit revenues and adjusted earnings over the next three years. We also expect to benefit from the combined company’s solid financial foundation, including substantial cash flows, enabling continued reinvestment in the business, R&D initiatives and future investments in specialty assets.

Deepens U.S. Generics Business

The combination of Amneal’s and Impax’s Generics businesses results in a significantly deepened portfolio with limited product overlap. The U.S. generics portfolio will include approximately 165 generic product families marketed in all dosage forms. The combined Generics pipeline will be one of the industry’s largest, including approximately 315 products filed with the FDA or in development. And, together we will gain entry into biosimilars, with one product filed and one-near-term opportunity.

Continued Focus on Growing Specialty Pharma Business

The strengthened Generics business will be diversified by a growing Specialty Pharma business focused on delivering differentiated medicines across core therapeutic categories, including central nervous system disorders, anti-parasitic infections and other select specialty therapeutic areas. Our portfolio of marketed products will continue to include RYTARY® (Parkinson’s disease), ZOMIG® Nasal Spray (migraines), EMVERM™ (pinworm), and ALBENZA® (neurocysticercosis).

Increased Commitment to R&D; Expanded R&D and Manufacturing Capabilities

The combination will also boost our development and manufacturing horsepower, creating a high-quality global network with diversified capability across all dosage forms, including complex oral solids, injectables, ophthalmics, liquids, topicals and transdermals. We will leverage these capabilities, along with an expected annual R&D investment of approximately 10% of combined revenues, to enhance our focus on delivering even more specialty and complex, high-value generic products for U.S. and select global markets.

Talented Employees and Experienced Leadership Team

Together, our combined company will have nearly 6,500 employees, all committed to providing an even broader array of high-quality pharmaceutical products to patients and families.

Amneal’s current Founders and co-CEOs, Chirag and Chintu Patel, are expected to remain part of the combined company’s leadership team as co-Chairman of the Board of Directors. I will lead the combined company’s day-to-day activities as CEO and Bryan Reasons will serve as Chief Financial Officer (CFO). Additional executive leadership roles will be announced following the formation of the pre-integration planning team in the coming weeks.

United Under One Name: Amneal Pharmaceuticals

In selecting a name to unite colleagues and best carry our combined company forward, we spent considerable time reflecting on the strengthened characteristics of what will become our new business. We also considered the true spirit of the work we do every day – providing high-quality medicines that improve the lives of individuals and families. It is this meaningful human mission paired with our combined internal focus on fostering family values that led us to Amneal.

The Amneal name is deeply rooted in family tradition, values, quality and service. It symbolizes an entrepreneurial-spirited company focused on attracting and inspiring great people to make exceptional contributions to the world. These attributes will be key hallmarks of our combined company.

Upon closing, the combined company is expected to be a publicly traded company and represent a blend of the people, processes and practices of both Amneal and Impax. The combined company will be supported by a dynamic employee culture forged from the strengths of both companies.

Combined Company to be Headquartered in Bridgewater, New Jersey

The combined company will have headquarters in Bridgewater, New Jersey. More details will be communicated in the coming weeks.

Learn More and Ask Questions at our Impax Town Hall Webcast – Today at 12PM ET

Today at 12:00 PM ET, we will host a LIVE Town Hall webcast to discuss the combination with Amneal. You will be able to access the Town Hall broadcast from your laptop or mobile device. We will share the access link prior to the event. I welcome your attendance.

What’s Next?

This combination, which has the support of the boards of directors and the senior management teams of both companies, is subject to the approval of the Impax shareholders as well as customary regulatory approvals. We anticipate the transaction will close in the first half of 2018.

Business As Usual

In the meantime, we are required to operate as separate companies, and competitors. So it will be business as usual. I ask for your continued focus on growing our respective businesses and on our commitment to providing the highest quality products and service to our customers.

Over the coming weeks, management teams from both companies will work together to plan as much as possible for our first day operating as a combined company following the expected close in the first half of 2018. We will continue to keep you updated through ongoing communications.

Combining our two companies will take time and hard work. But I am confident that this combination represents an extraordinary opportunity to generate value for our patients, our shareholders and each other.

I hope you share my excitement about this announcement and its potential benefits for both companies. Thank you for all the work you’ve done and continue to do to make our company successful.

More information about this announcement is available on www.ImpaxLabs.com and iNET. If you have questions, please email them to CorpComm@impaxlabs.com. We will provide an updated FAQ document in the coming weeks.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.

Participants in Solicitation

Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This is amneal PHARMACEUTICALS IMPAX TEAM MEMBERS, On behalf of the management teams of Amneal and Impax, we are proud to announce the potential combination of our two successful companies. The combination is expected to close in the first half of 2018 and will create a diversified specialty pharmaceutical company with a robust generics business that will rank within the Top 5 U.S. generics companies by sales revenue and a growing, high-margin specialty franchise. Together, we expect the company will generate double-digit revenue and adjusted growth over the next three years. But more than that, we bring together two companies with similar cultures, values, and passion for our people and the important work we do every day. With Amneal, we will become a more competitive, more diversified, more capable organization with greater scale and resources to create opportunities for our patients, customers and shareholders. This publication introduces you to Amneal Pharmaceuticals. Amneal PHARMACEUTICALS + Impax

AT AMNEAL, WE VIEW THE WORLD AS OUR FAMILY Amneal employees around the world understand that every product we develop, manufacture and distribute is destined for someone’s loved one. It is this shared belief that drives our commitment to provide greater access to high-quality, affordable medicines and improve the quality of life for patients around the world. Across the company, there is a strong sense of family values, treating each other with respect and encouraging the very best in everyone. This philosophy has inspired employees to go the extra mile and take accountability for the work that we do. We believe that we are accountable to the people who use our products, our customers, and our business partners. Amneal embraces the responsibility that comes with maintaining our reputation among our stakeholders for quality products, we also thrive under it. More importantly, we never forget that no matter how large the company may become, our legacy and strength of character lay firmly in the hands of each and every member of the Amneal family. ABOUT AMNEAL Amneal is a company of professionals who have built an organization with solid fundamentals and an innovative growth platform. Our generic business continues to bring significant value to our healthcare system, customers and most of all enhance access to patients and caregivers. This is achieved through our deep rooted ethical and family values and our differentiated product offerings. Today, the company has 5,100 employees committed to quality, integrity and value, an impressive portfolio of generic pharmaceuticals, a diverse pipeline including complex generics and biosimilars, and state-of-the-art R&D and manufacturing capabilities. Learn more about Amneal at www.Amneal.com From the company’s entrepreneurial beginnings to its growth as the 5th largest U.S. generics manufacturer, Amneal celebrates more than 15 years of achievement, quality, award-winning service levels, and trusted, longstanding relationships with patients, customers, government and employees.

AMNEAL GENERICS PRODUCTS AND PIPELINE

Amneal prides itself on assembling an industry renowned team of highly experienced and proficient scientists across various disciplines of product development. Our accomplished team of R&D professionals has given Amneal an ability to develop complex programs, drive innovation and seamlessly execute across a broad swathe of dosage forms. Our functional abilities extends into the areas of Regulatory Affairs, Clinical Development, IP/Legal, Product Portfolio and BD, which provides overarching support to our core product development initiatives. Our development infrastructure is comprised of dedicated and focused centers for Oral Solids, Liquids, Topicals, Transdermals, Intranasals, Injectables, Ophthalmics/Otics, Devices and Respiratory products. Our current development pipeline consists of over 270 products of which 130 are filed and pending with the FDA.

PRODUCTS ACROSS DOSAGE FORMS



Oral Solids & Liquids
- IR/ER tablets
- Hard Gelatin Capsules
- Softgel Capsules
- Controlled Substances
- Hormonals
- Suspensions
- Solutions



Topicals
- Gels
- Creams
- Ointments
- Devices
- Hormonals



Respiratory
- Metered Dose
- Dry Powder



Transdermals
- Matrix
- Hydrogel
- Form Fill Seal
- Hormonals



Injectables
- Peptides
- Microspheres
- Liposomes
- Hormonals



Inhalation
- Nasal Sprays
- BFS Inhalation



Sterile Aseptics
- General/Oncology Injectables
- Ophthalmics
- Otics

AMNEAL LOCATIONS

Amneal maintains a global network delivering capability across all dosage forms, including complex oral solids, injectables, ophthalmics, liquids, topicals and transdermals. To maximize development capabilities, experienced R&D teams are co-located within seven of the nine manufacturing facilities.


USA


IRELAND


INDIA

OSD

Brookhaven, NY
Hauppauge, NY
- Tablets, Capsules, Softgel
- Controlled Substances
- Hormonal
- Complex Dosages

TRANSDERMAL

Piscataway, NJ
- Patches
- Oral Thin Films

LIQUIDS/TOPICALS

Piscataway, NJ & Branchburg, NJ
- Solutions, Suspensions
- Nasal Sprays
- Creams, Gels, Ointments
- Hormonal

RESPIRATORY

Piscataway, NJ & Cashel, Ireland
- Dry Powder Inhalers
- Metered Dose Inhalers

OSD

Ahmedabad, India
- Tablets
- Capsules
- High Volume

API

Vizag & Dahej, India
- Complex Chemistries
- Potent Molocules
- High Volume Production

STERILE/ASEPTICS

Ahmedabad, & Hyderabad, India
- General Injectables
- Complex Injectables
- Otics
- Oncology Injectables
- Ophthalmics

You will likely have many questions about how this combination will affect you and your colleagues. While many questions cannot be answered at this time, we can provide some additional information below. amneal PHARMACEUTICALS + Impax Q&A When will the transaction be final? This transaction is subject to successful completion of a Hart-Scott-Rodino review in the United States, as well as other regulatory reviews. As a matter of practicality, the close of the transaction is anticipated to occur in the first half of 2018. During the period leading up to closing, both companies are required to operate as separate entities, although teams from both companies will work closely together to plan the implementation of the integration of the two organizations. Will this news affect my job? It is too early to speculate on what this transaction might mean to jobs and facilities. Until the close of the transaction, we will continue to operate as separate companies. In the weeks and months to come, as we prepare to close the transaction and subsequently combine the two organizations, there will be a lot of work to do to understand and integrate our organizations. We will keep you informed of any specific changes and developments throughout the process. How will the two companies be combined? Until the transaction closes, we must continue to operate as two separate companies. However, we will be developing integration plans and intend to identify resources from within both organizations to serve on integration planning task forces. We will be working toward the smooth and timely combination of our businesses in the first half of 2018 if we successfully complete this transaction. How will we know what is happening over the next few months? The management teams for both companies are committed to communicating with you in a timely and consistent manner about the progress of the transaction, integration planning activities, and what it means to colleagues. How should I address questions from customers or anyone outside our company? You can direct them to www.impaxlabs.com to read the full press release. All media inquiries or investor questions should be directed to mark.donohue@impaxlabs.com. Where can I get more information? We will continue to provide updates about the combination from now through closing. However, if you have questions, you can reach out to your manager, your Human Resources Business Partner or email CorpComm@impaxlabs.com.